

October 16, 2014

Via E-mail
Thomas J. Sabatino, Jr.
Walgreens Boots Alliance, Inc.
Executive Vice President, General Counsel
And Corporate Secretary
108 Wilmot Road
Deerfield, IL 60015

> **Re:** **Walgreens Boots Alliance, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 16, 2014**
> **File No. 333-198768**

Dear Mr. Sabatino:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Transactions
Background of the Transactions, page 48

1. We note that you held a meeting on May 28, 2014 in which management discussed potential structures for the combined company, including the possibility of an inversion transaction. Please discuss any other structures that were considered other than an inversion, and disclose the reasons they were ultimately rejected in favor of the Step 2 Acquisition.

2. On page 49, you disclose that you established an ad-hoc transaction committee of the Board comprised solely of independent directors with a mandate to independently evaluate potential alternative transaction structures. Please disclose what standard of independence you use. For example, disclose if the members are independent consistent with the standards of a specific exchange.

3. On page 49, you disclose that during the month of July, the Transaction Committee "met several times, including with Walgreens management and its advisors and, separately, with Alliance Boots management and its advisors." Please disclose the dates on which these meetings were held and the identities of the parties present at each meeting. Please also briefly disclose the matters discussed at each meeting.

4. We note that following the July 9 meeting, your board of directors and management advanced discussion with the Sellers with assistance from external financial and legal advisors. Please disclose the dates any meetings were held and the identities of the parties present. Please also briefly disclose the matters discussed at each meeting.

5. Please revise your disclosure to summarize all material details relating to the discussions that took place during the meeting on July 21, 2014, at which the Transaction Committee presented its conclusions and recommendations to the full Board, including the specific conclusions and recommendations made by the Transaction Committee.

Opinion of Goldman, Sachs & Co., Walgreens' Financial Advisor
Walgreens, page 59

6. Please disclose any instructions given to Goldman in connection with its fairness opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and that no such limitations were imposed. Refer to Item 1015(b)(6) of Regulation M-A.

7. We note that Goldman reviewed certain internal financial information for both Alliance and Walgreens, including information prepared by Walgreens specifically for Goldman's use and relating to financial forecasts and synergy projections. To the extent Goldman relied on such internal financial information when preparing its fairness opinion, you should revise your disclosure to include such information.

8. We note that, for purposes of its analysis, Goldman selected companies that it considered similar to Walgreens in certain respects. Please revise your disclosure to state the specific criteria that Goldman used in its selection process. Additionally, if any companies were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

9. Please disclose the 2015E Forward P/E and Historical Forward P/E for both CVS Caremark Corp. and Rite Aid Corp.

10. Please revise your disclosure to explain how Goldman determined to use illustrative ranges of 2015E Forward P/Es of 16.0x to 17.0x and Historical Forward P/Es of 13.0x to 15.0x. Please also explain how those ranges yielded the respective implied per share values disclosed.

<u>Illustrative Present Value of Future Share Price Analysis, page 60</u>

11. Please explain the basis for Goldman's use of the 1-year forward P/E multiples of 15.8x to 17.0x.

<u>Illustrative Discounted Cash Flow Analysis, page 60</u>

12. Please explain the basis for Goldman's use of the perpetuity growth rates ranging from 1.5% to 2.5% which in turn implied a terminal multiples range of 7.8x to 11.0x.

<u>Alliance Boots, page 60</u>

13. We note that Goldman selected a set of companies that it considered similar to Alliance in certain respects. Please revise your disclosure to state the specific criteria that Goldman used in its selection process. Additionally, if any companies were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

14. Please disclose the enterprise value as a multiple of estimated 2015 EBITDA for each of the selected companies disclosed in the table on page 60-61.

15. Please revise your disclosure on page 62 to explain why Goldman determined to use an illustrative range of 2015 Forward EV/EBITDA of 9.0x to 10.5x and how that range yielded the illustrative enterprise values disclosed.

<u>Future Initial Public Offering Price Analysis, page 62</u>

16. Please explain the basis for Goldman's use of the 1-year forward P/E multiples of 14.0x to 18.0x.

<u>Illustrative Discounted Cash Flow Analysis, page 62</u>

17. Please explain the basis for Goldman's use of the perpetuity growth rates ranging from 1.0% to 2.0% which in turn implied a terminal multiples range of 8.2x to 11.3x.

18. Please disclose the value of the Incremental Synergies and explain in further detail how this value was calculated.

<u>Selected Transactions Analysis, page 63</u>

19. We note that Goldman selected a set of transactions that it considered similar to the acquisition of the Second Step Company Shares in certain respects. Please revise your disclosure to state the specific criteria that Goldman used in its selection process.

Additionally, if any transactions were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

20. Please revise to include the acquisition dates for the transactions cited.

21. Please disclose the enterprise value as a multiple of the last twelve months sales and enterprise value as a multiple of latest twelve months EBITDA for each of the selected transactions disclosed in the table on page 63.

22. Please revise your disclosure on page 64 to explain how Goldman determined the illustrative range of EV/LTM EBITDAs of 10.0x to 13.0x.

Opinion of Lazard Frères & Co. LLC, Walgreens' Financial Advisor, page 66

23. Please disclose any instructions given to Lazard in connection with its fairness opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and that no such limitations were imposed. Refer to Item 1015(b)(6) of Regulation M-A.

24. We note that Lazard reviewed certain internal financial information for both Alliance and Walgreens, including information relating to financial forecasts and synergy projections. To the extent Lazard relied on such internal financial information when preparing its fairness opinion, you should revise your disclosure to include such information.

Discounted Cash Flow Analysis, page 69

25. Please explain the basis for Lazard's use of the perpetuity growth rates ranging from 1.0% to 2.0% and disclose the value of the projected synergies and how this value was determined. Please additionally disclose how the cash flows, the terminal value, and the estimated value of projected synergies resulted in the implied enterprise value ranges disclosed for Alliance on page 69.

Comparable Public Companies Analysis, page 69

26. We note that Lazard selected a set of public companies in the health and beauty and pharmaceutical wholesale industries that it viewed as reasonably comparable to the business of Alliance. Please revise your disclosure to state the specific criteria that Lazard used in its selection process. Additionally, if any companies were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

27. Please disclose the ratio of enterprise value to 2014 and 2015 estimated EBITDA for each company listed on pages 69 and 70.

28. Please explain how Lazard selected the specific reference ranges for enterprise value to estimated 2014 EBITDA for the health & beauty industry and the pharmaceutical wholesale industry.

Selected Precedent Transactions, page 71

29. We note that Lazard selected a set of transactions that it considered similar to the current transaction in certain respects. Please revise your disclosure to state the specific criteria that Lazard used in its selection process. Additionally, if any transactions were excluded from the analysis, please revise your disclosure to provide an explanation for making such exclusions.

30. Please revise to include the acquisition dates for the transactions cited.

31. Please disclose the implied transaction value and the enterprise value of the target for each of the selected transactions disclosed in the table on page 71.

32. Please explain how Lazard selected the specific reference ranges for enterprise value to LTM EBITDA for the health & beauty industry and the pharmaceutical wholesale industry.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 88

33. Please provide audited financial statements of the registrant (i.e., the current subsidiary that will become Walgreens Boots Alliance, Inc.) as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

34. Please revise the format of your pro forma financial statements to show separate columns for the adjustments related to the acquisition and the proceeds from the anticipated debt borrowings.

Note 3: IFRS to US GAAP Adjustments and Foreign Currency Translation, page 94

35. In adjustments 3(a), 3(b), 3(h) and 3(i) to your pro forma statements of earnings for Alliance Boots you include adjustments related to "synergy benefits." Please describe these synergy benefits and tell us how their inclusion is appropriate in light of your appropriate statement made in the last paragraph on page 89 that the pro forma financial statements do not include the impact of any operating synergies that may result from the acquisition.

Note 4: Unaudited Pro Forma Consolidated Balance Sheet Adjustments, page 101

36. Please revise your disclosure to include a qualitative description of the factors that make up the goodwill. Please refer to ASC 805-30-50-1a.

37. Please explain why you used the Walgreen Co. stock price on August 11, 2014 to fair value the common stock issued and the May 31, 2014 exchange rate to value the cash paid in Pounds Sterling rather than the current price and rate, respectively, on the date of this filing. Please reference the authoritative accounting literature you relied upon.

38. Please expand your disclosure in footnote (b) to clarify, if true, that the percentages used in the example of the changes in the company's share price on the closing date of the transaction are reasonably possible based on the volatility of the stock.

39. In footnote (g)v. you indicate that the preliminary fair value of long-term debt was determined using book value. Please tell us whether you believe that the historical book value approximates fair value. If so, please explain why you apparently are considering refinancing the debt. If not, please revise your presentation to reflect your estimate of the fair value of this debt.

Note 5: Adjustments to the Unaudited Pro Forma Consolidated Statement of Earnings for the Nine Months Ended May 31, 2014 and the Year Ended August 31, 2013, page 104

40. You disclose on page 103 that the definite lived intangible assets primarily relate to customer relationships. Please separately disclose the estimated remaining useful life for the customer relationships in the table on page 104.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Jacob A. Kling
        Wachtell, Lipton, Rosen & Katz